EXHIBIT 3

                            CHICAGO INVESTMENTS INC.

                              6340 SOUTH 3000 EAST
                                    SUITE 330
                           SALT LAKE CITY, UTAH 84121



January 3, 2008

Hudson Bay Capital Management L.P.
120 Broadway
40th Floor
New York, New York 10271
Attn:  Yoav Roth

Dear Sirs:

Reference is made to that certain Backstop Agreement (the "Backstop Agreement") dated of even date herewith, by and between Hudson Bay Fund LP ("Hudson Bay"), Chicago Investments Inc. ("CII"), Windy City Inc., ("Windy City"), Joel Kanter ("Kanter") and Gene Burleson ("Burleson"; together with Kanter, Windy City and CII, the "Backstop Parties"). Capitalized terms used herein but not otherwise defined herein shall have the respective meanings set forth in the Backstop Agreement.

In connection with and in consideration of Hudson Bay's acquisition of up to one million shares of the common stock ("Common Stock"), par value $0.0001 per share, of Echo Healthcare Acquisition Corp. ("Echo") at a price no greater than $8.10 per share and reasonable efforts to assist brokers to cause such shares of Common Stock to be voted in favor of the merger of Echo with XLNT Veterinary Care, Inc. ("XLNT") and the other items of business to be considered at Echo's upcoming Special Meeting of Stockholders to be held on January 4, 2008, and the various fees and expenses incurred by Hudson Bay in connection with the foregoing, CII will deliver or cause to be delivered to Hudson Bay 412,500 shares of Common Stock or such lesser number of shares of Common Stock together with such number of shares of common stock, $0.001 par value, of XLNT that when exchanged for Echo Common Stock in connection with the consummation of the Merger will equal 412,500 shares of Common Stock. The Common Stock will be delivered on or before the close of business on the tenth trading day following the date of this letter agreement (the "Letter Agreement") but CII will use its best efforts to cause such Common Stock to be delivered on or before the close of business on the fifth trading day following the date of this Letter Agreement.

This Letter Agreement grants to Hudson Bay an irrevocable option (the "Put Option") to sell to CII, and CII shall be obligated to purchase from Hudson Bay, all or any portion of up to 100,000 shares of Common Stock at a price of $7.50 per share of Common Stock


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(the "Per Share Put Price"), for an aggregate price of $750,000 (the "Aggregate
Put Price"). To the extent any Put Shares (as defined below) acquired by Hudson Bay as contemplated above are acquired at a cost in excess of $8.00 per share, then the Aggregate Put Price shall be increased by an amount equal to aggregate consideration paid by Hudson Bay for Put Shares in excess of $8.00 per share (the "Put Price Increase") and the Per Share Put Price shall be correspondingly adjusted to reflect the Put Price Increase on a per share basis. By way of example, if Hudson Bay pays $8.10 per share for 1,000,000 Put Shares acquired as contemplated above, then the Aggregate Put Price of the Put Option shall be increased by $100,000 to $850,000. The Put Option will be valid from the date hereof until the earlier of (i) the 60th day after the date hereof and (ii) the date that Hudson Bay sells all of the Common Stock subject to the Put Option to any third party (the "Option Period"). Hudson Bay may exercise the Put Option, in whole or in part, at any time or from time to time during the Option Period, by delivering to CII written notice of exercise, which notice shall specify the number of shares of Common Stock to be purchased by CII (the "Put Shares"). After the Option Period, neither Hudson Bay nor its assigns may exercise the Put Option.

The closing of the sale and purchase of the Put Shares pursuant to an exercise of the Put Option (the "Closing") will occur on the third business day following the delivery of such notice of exercise unless mutually agreed otherwise by CII and Hudson Bay. At the Closing, CII shall deliver to Hudson Bay, in immediately available funds, an amount equal to the Per Share Put Price, as adjusted on a per share basis to reflect any Put Price Increase, multiplied by the number of Put Shares specified in the notice of exercise and Hudson Bay will deliver to CII the Put Shares specified in the notice of exercise and will take such action as may be reasonably necessary in order to transfer to CII good and marketable title to such Put Shares, free and clear of all claims, liens and encumbrances of any nature.

CII's obligation under this Agreement is secured by a deposit of cash in the amount of $750,000 (the "Escrow Deposit") with Powell Goldstein LLC, as escrow agent, which amount shall be increased if and as necessary as contemplated above by the Put Price Increase. The Escrow Deposit shall be held in an interest bearing IOLTA trust account maintained by Powell Goldstein in the ordinary course of business with any interest not applied in payment of the Aggregate Put Price to be paid over to CII upon termination of this Letter Agreement as provided herein below. Powell Goldstein, in its capacity as escrow agent, shall be entitled to resign at any time and pay over the proceeds of the Escrow Deposit to a substitute escrow agent who shall be engaged pursuant to the terms of an escrow agreement approved by Hudson Bay in its sole discretion and in the event Powell Goldstein shall be in receipt of conflicting instructions from the parties to this Letter Agreement, Powell Goldstein shall be entitled to pay the Escrow Deposit (or any remaining portion thereof) into any court of competent jurisdiction pending resolution by such court of any disputes between the parties.

To the extent CII fails to satisfy any of its obligations under this Agreement, Hudson Bay shall be entitled to deliver to the escrow agent a copy of the notice of exercise together with the Put Shares tendered pursuant to such notice of exercise and an affidavit from a duly authorized officer of Hudson Bay certifying that the notice of exercise was delivered


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to CII or its permitted assigns, the Put Shares were duly and properly tendered as required by this Agreement and that CII or its permitted assigns failed to deliver the Put Price for the Put Shares by the Closing. Upon receipt of the foregoing, the escrow agent shall deliver a copy of such affidavit to CII or its permitted assigns and shall then disburse to Hudson Bay or its assign within three business days an amount equal to the Per Share Put Price multiplied by the number of Put Shares then being tendered against delivery by Hudson Bay or its assign of such Put Shares provided, however, that in the event Hudson Bay delivered the Put Shares to CII then Hudson Bay shall so state in the certificate referenced above. At the first to occur of the expiration of the Option Period (so long as the Put Option has not been exercised as of such date) and the disbursement of the full amount of the escrow upon exercise of the Put Option in full, the escrow agent shall deliver to CII or its permitted assign any Put Shares that have been received by the escrow agent along with any remaining balance of the Escrow Deposit and thereafter the escrow agent shall be discharged.

Hudson Bay and CII will each be deemed to represent to the other party as of the date of this Agreement the following: (i) it has full power, authority and capacity to execute and deliver this Agreement, (ii) this Agreement is a valid and binding obligation upon it and is fully enforceable according to the terms contained herein except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies, and
(iii) the execution, delivery and performance by it of this Agreement and the consummation by it of the transactions contemplated hereby will not result in a violation of the organizational documents of it, conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which it is a party or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to it.

This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. CII shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of Hudson Bay. Hudson Bay and its assigns may assign some or all of its rights hereunder without the consent of CII, in which event such assignee shall be deemed to have the rights granted to Hudson Bay hereunder with respect to such assigned rights.

The terms and conditions of this Agreement shall be binding and inure to the benefit of the parties and their respective successors and permitted assign. This Agreement shall be construed in accordance with the laws of the State of New York.

This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.


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Please sign and return to us the enclosed copy of this Agreement to signify your agreement with and acceptance of its terms.


                                                   Very truly yours,

                                                   CHICAGO INVESTMENTS INC.



                                                   By:  /s/ Joshua S. Kanter
                                                        ------------------------
                                                           Joshua Kanter
                                                           President

Acknowledged and agreed:

HUDSON BAY FUND LP



By: /s/ Yoav Roth
   ------------------------
Name:  Yoav Roth
Title: Principal and Portfolio Manager

POWELL GOLDSTEIN LLP, in its capacity as Escrow Agent



By: /s/ Rick Miller
    ---------------------------
       Rick Miller
       Partner


















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